CERTIFICATE OF THE QUALIFIED PERSON

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 – 675 West Hastings Street, Vancouver, British Columbia.
2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.
3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
4)

I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of gold vein deposits both in B.C. and around the world, including Bens Vein Alaska, Monterde Vein Mexico and Elk Gold Vein in B.C.

5)

I have read the definition of “qualified person” set out in National Instrument 43- 101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in national Instrument 43-101.

6)

The report titled “Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties” dated April 14, 2008, is based on a study of the data and literature available on the Golden Promise Property. I am responsible for the Section 17, the resource estimation and jointly responsible for the Sections 1 and 19. I have not visited the property.

7)	I have not previously worked on this property.
8)

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 13th day of August, 2008

“G.H. Giroux”
____________________________________
G.H. Giroux, P. Eng., MASc.